Mail Stop 4561

April 22, 2009

Mr. Larry K. Harvey
Chief Financial Officer of GP of:
Host Hotels & Resorts, LP
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

      Re: Host Hotels & Resorts, LP
               Form 10-K for the year ended December 31, 2008
               File No. 333-55807

Dear Mr. Harvey:

      We have reviewed your response letter filed on April 15, 2009 and have the following comment. Where indicated, we think you should revise your document in future filings in response to our comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Results of Operations and Financial Condition

Critical Accounting Policies

Impairment Testing, page 66

1.   We note your response to our prior comment. Please confirm that you will enhance your disclosure of critical accounting estimates and assumptions related to your impairment testing in future filings to include similar information as presented in your response. Within your disclosure, please include a discussion of the susceptibility of your critical accounting estimates and assumptions to change. Additionally, please disclose the change in the cash flow growth rate assumption that would result in an impairment charge being recorded. Lastly, your disclosure

should specifically address the assumptions that you will use for estimating expected useful property lives for those properties that are approaching the end of their GAAP depreciable lives. Reference is made to Staff Release No. 33-8350.

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief